Aaron D. McGeary, The McGeary Law Firm, 405 Airport Fwy.,
Suite 5 ,Bedford, Texas 76021
(817)-282-5885, (817)-282-5886 (fax)

October 20, 2006

Todd Schiffman
Assistant Director
Financial Services Group
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Yaletown Capital Corp.
Registration Statement on Form SB - 1
Filed August 14, 2006
File No.333 - 136621

Dear Mr. Schiffman,

In response to your letter dated September 08, 2006, Yaletown Capital Corp. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter. In addition, we have amended the filing where appropriate to reflect the current status of Yaletown Capital’s business developments.

General

1. Although the issuer has a Canadian address for its principal executive offices, the issuer is a US corporation, registered in the State of Nevada. It is our understanding that only Canadian issuers need file on the Form F-X.

Prospectus cover page

2. Cover page includes Company’s executive office mailing address, including postal code and telephone number.

Prospectus Summary

3. Third Paragraph, under this heading, we have added more detail with respect to our financing requirements and the possible source of this financing over the next twelve months.

Risk Factors

4. First paragraph, under this heading, references to the “private placement memorandum” and the “units” being offered have been deleted and replaced with corresponding references to the “prospectus” and the “securities” offered.

5. Third paragraph. Reference to “Registration Statement” has been deleted and changed to “Prospectus.”

We are solely governed by Mr. Randy Cheveldave…

6. We have expanded this risk to address potential conflict of interests. We have disclosed that Mr. Cheveldave will work full-time for the Company under the heading “Management Team” on the SB – 1.

We will require additional financing to effectuate our business plan…

7. First paragraph. Reference to “mineral claims” has been deleted and replaced with reference to our “business plan.”

Plan of Distribution

8. Under “Sales Pursuant to Rule 144”, a disclosure has been added with respect to any post-effective amendment.

Description of Business

Government Sponsored Film and television Tax Credits

9. Document has been revised to include Film Incentive BC “General Eligibility Rules”; a table of available tax credits; the web address for Film Incentive BC. As well, the narrative of the SB1 has been revised to clarify what labour costs are eligible.

Employees

10. Yaletown Capital, Inc. will itself claim no wage credits under the Film Incentive BC (FIBC) program described in the prospectus.

Management discussion and Analysis or Plan of Operation Liquidity and Capital Resources.

11. First paragraph. Page 26. We have revised the disclosure of the paid expense to consultants from $24,372 to $14,372 to reconcile to the amount disclosed on the Income Statement and Note 2. to the Financial Statements.

Remuneration of Officers and Directors

12. We have added a disclosure as to the terms of Mr. Cheveldave compensation.

Security Ownership of Management…

13. A table has been included for the preferred stock outstanding. We have clarified under this heading that the Company’s Articles of incorporation do not describe any voting and conversion rights specific to holders of preferred stock.

Experts

14. We have deleted reference to Shelley international CPA and included Moore and Associates, as no change of accountants has taken place.

Financial Statements General

15. Updated Financial statements and footnotes have been updated to September 30, 2006 as per the updating requirements of Item 310 (g) of Regulation S-B.

16. Updated consent of the auditor has been added.

Note 2 (i. Liabilities)

17. In response to your comment regarding our balance sheet and our reference to the shareholder loan. Further disclosure as to the terms and interest rate of the loan have been added to this footnote.

Note 2 Share Capital

18. The footnotes have been revised to describe the terms of the preferred shares. Note 2 (f. Income) 20. Disclosure has been revised in this respect ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

19. And 21. We has revised our disclosure here to describe the type of services received by the Company and who preformed these services

If you have any questions or concerns, please feel free to contact us anytime.

Yours truly,

/s/ Aaron D. McGeary
AARON D. MCGEARY
The McGeary Law Firm, 405 Airport Fwy., Suite 5 ,Bedford, Texas 76021
(817)-282-5885, (817)-282-5886 (fax)